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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-9753

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Georgia Gulf Corporation Savings and Capital Growth Plan
(referred to herein as the "Plan")

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Georgia Gulf Corporation
Suite 595
400 Perimeter Center Terrace
Atlanta, Georgia 30346
(770) 395-4500

SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Georgia Gulf Corporation Savings and Capital Growth Plan (Name of Plan)
Date: June 28, 2004	/s/ JOEL I. BEERMAN Joel I. Beerman Vice President—Secretary

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

TABLE OF CONTENTS

Page
REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	11
NOTE:
Supplemental schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Georgia Gulf Corporation
Savings and Capital Growth Plan

        We have audited the accompanying statements of net assets available for benefits of Georgia Gulf Corporation Savings and Capital Growth Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
June 25, 2004

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
CASH	$74,585	$—
INVESTMENTS—At fair value	195,112,672	162,297,797

NET ASSETS AVAILABLE FOR BENEFITS	$195,187,257	$162,297,797

See notes to financial statements.

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS:
Investment Income:
Interest and dividends	$3,573,856	$3,389,081
Net appreciation in fair value of investments	29,465,566	—

Total investment income	33,039,422	3,389,081

Contributions:
Participants	5,428,752	5,291,087
Company	4,347,602	4,261,765
Rollovers	138,443	17,082
Assets transferred from another plan	—	4,656,036

Total contributions	9,914,797	14,225,970

Total additions	42,954,219	17,615,051

DEDUCTIONS FROM NET ASSETS:
Net depreciation in fair value of investments	—	(15,180,833)
Distributions and withdrawals for participants	(10,064,759)	(6,041,219)

Total deductions	(10,064,759)	(21,222,052)
NET INCREASE (DECREASE)	32,889,460	(3,607,001)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	162,297,797	165,904,798

End of year	$195,187,257	$162,297,797

See notes to financial statements.

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. PLAN DESCRIPTION

        The following description of the Georgia Gulf Corporation Savings and Capital Growth Plan (the "Plan") provides only general information. Participants should refer to the official Plan document for complete information.

        General—The Plan was established January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. by Georgia Gulf Corporation (the "Company" or "Plan Administrator") from Georgia-Pacific Corporation. The Plan is a defined contribution plan managed by AMVESCAP National Trust Company (the "Trustee") and covers substantially all salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

        In 2002, the Company amended the Plan to merge the Aberdeen Hourly Savings and Investment Plan into the Plan, effective May 24, 2002. As a result, a plan-to-plan transfer was made of $4,656,036 for the total account balances of the former Aberdeen Hourly Savings and Investment Plan participants.

        Effective March 18, 2002, the Plan was amended to include an employee stock ownership plan ("ESOP") component to the Plan. With this amendment, there is an additional component for those portions of participant accounts that are invested in the Company's common stock fund. Those Company common stock fund accounts now consist of two components, one of which is attributable to the profit sharing component of the Plan and the other of which is attributable to the ESOP component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for tax purposes.

        The Plan is divided into three accounts, each containing specific benefits, vesting, and limitations, as defined by the Plan:

        Capital Growth Account—All full-time salaried employees of the Company are eligible to participate in the Capital Growth Account on the January 1 following his/her hire date. The Company contributes, on an annual basis, 3% of participants' annual compensation, as defined by the Plan. These contributions are limited to current and accumulated earnings and profits in accordance with Internal Revenue Service ("IRS") regulations and are vested immediately. This contribution is made for all participants who work the entire year, whether or not they elect to contribute a portion of their compensation into the savings account of the Plan. All contributions are participant-directed. Participants may change their investment elections at any time.

        Participants whose termination is due to disability or death or whose termination occurs after reaching age 55 with five or more years of service will be entitled to a contribution for the year of termination.

        Savings Account—All full-time salaried employees may elect to participate in the savings account as of the first of the month following the completion of 60 days of service in any calendar quarter. Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 15% of their eligible compensation, as defined by the Plan and subject to Internal Revenue Code ("IRC") limitations. Participants may elect to change their contribution percentage on a monthly basis. The Company matches 50% of the participants' pretax contributions up to a maximum of 4% of their annual compensation. Contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations and vest at a rate of 10% per year for the first four years of service and 20% per year for the fifth, sixth, and seventh years of service or vest immediately if a participant leaves the Company due to death, disability, or attainment of age 60 or later (as long as the participant is still an active employee). Eligible employees, who will attain at least age 50 before the close of the plan year, may elect to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

        Contributions to the savings account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

        Prior Plan Account—Participants in the Plan who were previously employees of Georgia-Pacific Chemicals, Inc. ("Chemicals") may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings. Due to the Company's acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested. All prior plan accounts are automatically invested in the INVESCO Total Return Fund (INVESCO Balanced Fund for 2002) (see Note 5), which is a nonparticipant directed fund. Once the participant is non-active and 55 years of age with ten years of service, or 65 years of age, he/she may elect to transfer his/her balance to participant directed funds.

        When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company's Salaried Employees Retirement Plan.

        Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

        Investment Funds—Assets held in the Plan as of December 31, 2003 are invested by the Trustee in one or more of the following investment fund options, as described in the related fund prospectuses, offered by the Plan, as directed by participants and/or Plan management:

  a.
  INVESCO Balanced Fund—A mutual fund which invests in a combination of stocks and bonds, seeking a balance between income and long-term growth.

  b.
  INVESCO Technology Fund—A mutual fund which invests in stocks of fast-growing companies in the technology sector with the objective of achieving maximum stock appreciation.

  c.
  INVESCO Total Return Fund—A mutual fund which invests in stocks and interest bearing investments with the objective of achieving long-term growth.

  d.
  IRT Stable Value Fund—A collective trust which invests in guaranteed investment contracts designed to essentially ensure return of principal and a higher return than typically offered by money market funds.

  e.
  Dodge & Cox Stock Fund—A mutual fund which invests in common stock of well-established companies to achieve long-term capital growth.

  f.
  INVESCO Small Company Growth Fund—A mutual fund which invests in small-sized companies to achieve substantial capital appreciation.

  g.
  American Funds Europacific Growth Fund—A mutual fund which invests in a portfolio of companies outside the United States of America which offer above-average growth potential to achieve long-term capital appreciation.

  h.
  Georgia Gulf 401(k) Common Stock Fund—Invests in the Company's common stock, and is designed to qualify as a profit sharing plan for tax purposes.

  i.
  Georgia Gulf Employee Stock Ownership Plan Fund—Invests in the Company's common stock, and is designed to qualify as a stock bonus plan for tax purposes.

  j.
  IDS New Dimensions Fund—A mutual fund which invests in a diversified portfolio of common stocks of well-known and established companies to achieve long-term capital appreciation.

  k.
  Vanguard 500 Index Fund—A mutual fund which invests only in the stocks held in the S&P 500 (the "Index"). In addition, the fund invests in those stocks using the same weighting as the Index.

        Benefits/Distributions—Upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his/her account or have the Company purchase an annuity with the participant's vested balance. If the participant's balance is less than $5,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment. Participants may make withdrawals from his/her elective contribution account balance after reaching the age of 59 1/2 years.

        Participant Loans—Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant's account balance and bear interest at a fixed rate over the life of the loan. Interest rates were based on the prime interest rate plus 1% at the time the loan is approved, and ranged from 5.0% to 10.5% at December 31, 2003 and from 5.25% to 10.5% at December 31, 2002. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

        Participant Accounts—Each participant's account is credited with the participant's contributions and allocations of company contributions and investment earnings (losses) thereon and investment manager expenses. Allocations of income (loss) and investment manager expenses are based on participant account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Forfeitures—Forfeitures are used to reduce future Company contributions. In 2003 and 2002, there were $120,218 and $654, respectively, of forfeitures used to reduce Company contributions, and there were $44,671 and $127,305 of unallocated forfeitures at December 31, 2003 and 2002, respectively.

        Administrative Expenses—Administrative expenses, including trustee fees, are borne by Georgia Gulf Corporation, the Corporation, the Plan sponsor.

        Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan terminates, participants become 100% vested in all company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of plan members and beneficiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

        Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

        Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including common trust funds, common stock and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

        Valuation of Investments—Investments in the Plan are stated at fair market value based on quoted market price. The Plan's investments in common trust funds are determined by the trustee based on the current market values of underlying assets of the funds. Participant loans are stated at outstanding balances.

        Investment Transactions—Purchases and sales of investments are recorded on their trade dates.

        Income Recognition—Dividends are recorded on the ex-dividend date while interest on investments is recognized when earned. Interest income is recorded on the accrual basis.

        Payment of Benefits—Benefits are recorded when paid.

        Reclassifications—Certain reclassifications have been made to the 2002 financial statements to conform to the presentation used in 2003.

3. INVESTMENTS

        The following investments represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002:

	2003			2002
	Shares	Fair Value		Shares	Fair Value
INVESCO Balanced Fund—participant-directed	N/A	$	N/A	1,310,231	$15,709,670
INVESCO Balanced Fund—nonparticipant-directed	N/A		N/A	1,500,002	17,985,019
INVESCO Total Return Fund—participant-directed	766,378		18,347,098	N/A	N/A
INVESCO Total Return Fund—nonparticipant-directed	867,465		20,767,106	N/A	N/A
IRT Stable Value Fund	36,056,726		36,056,726	35,398,543	35,398,543
Dodge & Cox Stock Fund	225,444		25,651,027	203,575	17,924,787
IDS New Dimensions Fund	566,170		13,520,142	560,376	10,798,443
Vanguard 500 Index Fund	168,742		17,174,571	145,984	11,744,424
Georgia Gulf Employee Stock Ownership Plan Fund	957,598		27,655,428	1,076,078	26,450,009

        The following table summarizes the net appreciation (depreciation) from investments for the years ended December 31, 2003 and 2002:

	2003	2002
Georgia Gulf Corporation 401(k) Common Stock Fund and Employee Stock Ownership Plan Fund	$(356,752)	$7,823,856
Mutual funds	29,822,318	(23,004,689)

	$29,465,566	$(15,180,833)

4. TAX STATUS

        The IRS has determined and informed the Company by letter dated February 12, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. NONPARTICIPANT-DIRECTED ACCOUNTS

        Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002:

	2003	2002
Net assets:
INVESCO Balanced Fund	$—	$17,985,019

INVESCO Total Return Fund	$20,767,106	$—

Changes in net assets:
Net appreciation (depreciation) in fair value of INVESCO Total Return/Balanced Fund	$3,258,473	$(3,958,167)
Dividends	220,808	236,113
Funds transferred to Participant Directed Accounts	(113,153)	(108,827)
Distributions to participants or beneficiaries	(584,041)	(454,255)

	$2,782,087	$(4,285,136)

6. RELATED PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee. These transactions qualify as party-in-interest transactions. At December 31, 2003 and 2002, the Plan held 92,488 and 178,054 units, respectively, of common stock of Georgia Gulf Corporation, the sponsoring employer, with a cost basis of $2,154,359 and $4,201,176, respectively. In addition, at December 31, 2003 and 2002, the Plan held 957,598 and 1,076,078 units, respectively, of investments in the Company's Employee Stock Ownership Plan Fund, as described in Note 3. At December 31, 2003 and 2002, the cost basis of this investment was $17,180,786 and $19,941,558, respectively. A unit in the Plan fund is equivalent to one common stock of Georgia Gulf Corporation. During the years ended December 31, 2003 and 2002, the Plan recorded dividend income of $5,760 and $37,698, respectively, from the Georgia Gulf Corporation 401(k) Common Stock Fund and dividend income of $90,547 and $292,628, respectively, from the Georgia Gulf Corporation Employee Stock Ownership Plan Fund.

* * * * * *

SUPPLEMENTAL SCHEDULE
(See Report of the Independent Registered Public Accounting Firm)

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	AMVESCO NATIONAL TRUST COMPANY	Collective trust— Stable Value Fund, 36,056,726 units	**	$36,056,726
		Mutual funds:
		INVESCO Technology Fund, 357,181 shares	**	8,790,213
		INVESCO Small Company Growth Fund, 813,995 shares	**	9,051,622
		INVESCO Total Return Fund (participant-directed), 766,378 shares	**	18,347,098
		INVESCO Total Return Fund (nonparticipant-directed), 867,465 shares	$20,133,581	20,767,106
	AMERICAN FUNDS	Europacific Growth Fund, 307,647 shares	**	9,294,031
	DODGE & COX FUNDS	Dodge & Cox Stock Fund, 225,444 shares	**	25,651,027
	THE VANGUARD GROUP	500 Index Fund, 168,742 shares	**	17,174,571
	IDS	New Dimensions Fund, 566,170 shares	**	13,520,142
*	VARIOUS PLAN PARTICIPANTS	Participant loans (with interest rates ranging from 5.0% to 10.5%) with a maximum maturity up to five years	**	6,133,626
*	GEORGIA GULF CORPORATION	Common stock:
		Georgia Gulf Corporation Employee Stock Ownership Plan Fund, 957,598 shares	**	27,655,428
		Georgia Gulf Corporation 401(k) Common Stock Fund, 92,488 shares	**	2,671,082

		Total investments		$195,112,672

*
Represents a party-in-interest

**
Participant-directed

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SIGNATURES
TABLE OF CONTENTS
GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2003 AND 2002
GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2003 AND 2002
GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2003 AND 2002
SUPPLEMENTAL SCHEDULE (See Report of the Independent Registered Public Accounting Firm)
GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2003